Filed Pursuant to Rule 433

Registration No. 333-132911

Subject to Completion

Preliminary Term Sheet dated October 9, 2008

Units

100% Principal Protected Currency Range Notes

due January , 2009 (the "Notes")

$10 principal offering amount per unit

Term Sheet No.

Merrill Lynch & Co., Inc.

*Expected Pricing Date**	*October*	*, 2008*
*Settlement Date**	*October*	*, 2008*
*Maturity Date**	*January*	*, 2009*
CUSIP No.		

100% Principal Protected Currency Range Notes

- *Contingent supplemental payment of $0.1875 to $0.2625 at maturity if the exchange rate of the Canadian dollar compared to the United States dollar stays within a range of 0.0650 – 0.0950 above and below the Starting Value on each relevant day during the valuation period*
- *100% principal protection at maturity*
- *A maturity of approximately 3 months*
- *No periodic interest payments*
- *No listing on any securities exchange*

STRUCTURED INVESTMENTS

PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Terms of the Notes” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “Risk Factors” on page TS-6 of this term sheet and beginning on page PS-4 of product supplement FXRN-1.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.000	$
Underwriting discount	$.035	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.965	$

*Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in October or November 2008, the settlement date may occur in October or November 2008 and the maturity date may occur in January or February 2009 Any reference in this term sheet to the month in which the Pricing Date, settlement date or maturity date will occur is subject to change as specified above.

Merrill Lynch & Co.

October     , 2008

Summary

The 100% Principal Protected Currency Range Notes linked to the Canadian dollar value of the United States dollar due January     , 2009 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. (“ML&Co.”) that are designed for investors who seek 100% principal protection on their investment at maturity and want the opportunity to receive an additional payment at maturity (the “Contingent Supplemental Payment”) if the exchange rate of Canadian dollars per one United States dollar (the “Exchange Rate”) remains within the specified range on each business day during the valuation period, as described below. Investors must be willing to accept that they will not earn a return on their investment if the Exchange Rate is outside the range on any single business day during the valuation period. In such case, investors will not receive a Contingent Supplemental Payment, but instead will receive a repayment of principal equal to the Out-of-Range Payment of the Notes.

Terms of the Notes	Determining Payment at Maturity for the Notes

On the Maturity Date, holders of the Notes will be entitled to receive the Redemption Amount, a payment per unit calculated as follows:

Hypothetical Payments at Maturity

Set forth below are four hypothetical examples of payment at maturity calculations related to the Notes. These examples have been prepared for purposes of illustration only. Your actual return will depend on, among other things, the actual Starting Value, Upper Range Level, Lower Range Level, Contingent Supplemental Payment and the term of your investment. These examples assume:

1) a hypothetical Starting Value of 1.0827, the Exchange Rate, as reported on Bloomberg L.P. on October 3, 2008;

2) a hypothetical Upper Range Level of 1.1627 (0.0800 above the hypothetical Starting Value, the midpoint of the expected Upper Range Level of 0.0650 to 0.0950 above the Starting Value);

3) a hypothetical Lower Range Level of 1.0027 (0.0800 below the hypothetical Starting Value, the midpoint of the expected Lower Range Level of 0.0650 to 0.0950 below the Starting Value);

4) a hypothetical Contingent Supplemental Payment equal to $0.2250 per unit, rounded to four decimal places (the midpoint of the expected Contingent Supplemental Payment of $0.1875 and $0.2625) if the Exchange Rate remains within the Range on each Business Day during the Valuation Period;

5) an investment term from October 6, 2008 to January 6, 2009, a term expected to be similar to that of the Notes.

Example 1

The Exchange Rate has remained within the Range on each Business Day during the Valuation Period and is above the Starting Value on the Final Valuation Date

Hypothetical Contingent Supplemental Payment = $0.2250

Redemption Amount (per unit) = $10.0000 + $0.2250 = $10.2250        (a total rate of return of 2.2500% on the Notes)

Example 2

The Exchange Rate has remained within the Range on each Business Day during the Valuation Period and is below the Starting Value on the Final Valuation Date

Hypothetical Contingent Supplemental Payment = $0.2250

Redemption Amount (per unit) = $10.0000 + $0.2250 = $10.2250        (a total rate of return of 2.2500% on the Notes)

Example 3

On at least one specific Business Day during the Valuation Period, the Exchange Rate was above the Upper Range Level. Although the Exchange Rate was within the Range on the Final Valuation Date, the Exchange Rate did not remain within the Range on every Business Day during the Valuation Period

Redemption Amount (per unit) = $10.0000        (the Redemption Amount cannot be less than the Out-of-Range Payment per unit)

Example 4

On at least one specific Business Day during the Valuation Period, the Exchange Rate was below the Lower Range Level. Although the Exchange Rate was within the Range on the Final Valuation Date, the Exchange Rate did not remain within the Range on every Business Day during the Valuation Period

Redemption Amount (per unit) = $10.0000        (the Redemption Amount cannot be less than the Out-of-Range Payment per unit)

Summary of the Hypothetical Examples

In Example 1 and Example 2, the Exchange Rate remained within the Range on each Business Day during the Valuation Period. In Example 3 and Example 4, the Exchange Rate was outside the Range on at least one Business Day during the Valuation Period.

	Example 1 (Within Range)	Example 2 (Within Range)	Example 3 (Outside Range)	Example 4 (Outside Range)
Hypothetical Starting Value	1.0827	1.0827	1.0827	1.0827

Hypothetical Exchange Rate on Final Valuation Date	1.1141	1.0690	1.1211	1.0529

Hypothetical Upper Range Level:	1.1627	1.1627	1.1627	1.1627

Highest Exchange Rate during hypothetical Valuation Period	1.1141	1.1260	1.1693	1.0827

Hypothetical Lower Range Level:	1.0027	1.0027	1.0027	1.0027

Lowest Exchange Rate during hypothetical Valuation Period	1.0610	1.0584	1.0827	0.9939

Did the Exchange Rate remain within the Range on each Business Day during the Valuation Period?	YES	YES	NO	NO

Hypothetical Contingent Supplemental Payment at maturity:	$0.2250	$0.2250	$0.0000	$0.0000

Redemption Amount per unit (rounded to four decimal places):	$10.2250	$10.2250	$10.0000	$10.0000

Total return of the Notes:	2.2500%	2.2500%	0.0000%	0.0000%

Percentage change in the Exchange Rate:	2.9002%	-1.2654%	3.5467%	-2.7524%

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Terms of the Notes”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	You will earn a return on your investment at maturity only if the Exchange Rate remains within the Range on each Business Day during the Valuation Period.

▪	Your risk of not receiving a Contingent Supplemental Payment is expected to be higher during volatile market conditions.

▪	Your yield on the Notes may be lower than the yield on other debt securities of comparable maturity.

▪	Your return is capped at the Contingent Supplemental Payment.

▪	You must rely on your own evaluation of the merits of an investment linked to the Exchange Rate.

▪	The return on your Notes depends on the Exchange Rate, which is affected by many complex factors outside of our control.

▪	Even though currency trades around-the-clock, your Notes will not trade around-the-clock and the prevailing market prices for your Notes may not reflect the underlying currency prices and rates.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Potential conflicts of interest could arise.

▪	Tax consequences are uncertain. (see “Certain U.S. Federal Income Taxation Considerations” below)

Recent Developments

On September 15, 2008, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bank of America Corporation (“Bank of America”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, a wholly owned subsidiary of Bank of America will merge with and into ML&Co. with ML&Co. continuing as the surviving corporation and as a wholly owned subsidiary of Bank of America. The merger has been approved by the board of directors of each of ML&Co. and Bank of America and is subject to shareholder votes at both companies.

Upon completion of the merger, each outstanding share of ML&Co. common stock will be converted into the right to receive 0.8595 shares of Bank of America common stock, and the Bank of America board of directors will be expanded to include three existing directors of ML&Co. The Merger Agreement contains certain termination rights for both ML&Co. and Bank of America and is subject to customary closing conditions, including standard regulatory approvals. The transaction is expected to close in the first quarter of 2009.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪	You seek an investment with 100% principal protection at maturity.

▪	You anticipate that the Exchange Rate will remain within the Range on each Business Day during the Valuation Period.

▪	You are willing to accept that the maximum return on the Notes is limited to the Contingent Supplemental Payment, if any.

▪	You do not seek interest payments or other current income on your investment.

▪

You are willing to accept that a trading market is not expected to develop for the Notes. You understand that the Notes are not intended to be short-term trading instruments, and you are prepared to hold the Notes until maturity. Although MLPF&S, our subsidiary, has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time.

The Notes may not be appropriate investments for you if:

▪

You anticipate that the Exchange Rate will increase by an amount over the Upper Range Level or decrease by an amount below the Lower Range Level from the Starting Value, determined on the Pricing Date, to the Exchange Rate on any Business Day during the Valuation Period.

▪	You seek a return on your investment that will not be limited to the Contingent Supplemental Payment, if any.

▪	You seek an investment that provides a guaranteed redemption amount above the Original Public Offering Price.

▪	You seek interest payments or other current income on your investment.

▪	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Exchange Rate

The Exchange Rate of Canadian dollars per one United States dollar

The Notes are designed to allow investors to participate in the exchange rate movement of the value of the Canadian dollar relative to the United States over the term of the Notes. The “Exchange Rate” is expressed as the number of Canadian dollars for which one United States dollar can be exchanged, as reported on Reuters on page WMRSPOT09 under “MID”, or any substitute page thereto, at approximately 4:00 p.m. London time. The Exchange Rate increases as the value of the United States dollar increases relative to the Canadian dollar and the Exchange Rate decreases as the value of the United States dollar decreases relative to the Canadian dollar.

If the Exchange Rate is not so quoted on Reuters page WMRSPOT09 or any substitute pages thereto, then the Exchange Rate used to determine whether the Exchange Rate has remained within the Range, and therefore the Contingent Supplemental Payment, will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date for the purchase or sale for deposits in the relevant currencies by three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the “Reference Banks”). If fewer than three Reference Banks provide spot quotations, then the Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date from two leading commercial banks in New York (selected in the sole discretion of the Calculation Agent), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the Calculation Agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the Exchange Rate will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 10:00 a.m., New York City time, on the relevant date.

The following graph sets forth the monthly historical performance of the Exchange Rate in the period from January 2003 through September 2008 as reported by Bloomberg L.P. This historical data on the Exchange Rate is not necessarily indicative of the future performance of the Exchange Rate or what the value of the Notes may be. Any historical upward or downward trend in the level of the Exchange Rate during any period set forth below is not an indication that the Exchange Rate is more or less likely to increase or decrease at any time over the term of the Notes. On October 3, 2008, the last reported Exchange Rate was 1.0827.

The following table sets forth the highest and lowest daily Exchange Rates for each month in the period from January 2003 through September 2008. We have derived the information in the table from Exchange Rates published by Bloomberg L.P., and we make no representation or warranty as to the accuracy of such information.

	2003		2004		2005		2006		2007		2008
	High	Low	High	Low	High	Low	High	Low	High	Low	High	Low
January	1.5766	1.5190	1.3310	1.2716	1.2398	1.2020	1.1707	1.1389	1.1832	1.1655	1.0349	0.9897
February	1.5315	1.4846	1.3408	1.3102	1.2553	1.2251	1.1574	1.1368	1.1845	1.1597	1.0171	0.9753
March	1.4938	1.4634	1.3427	1.3059	1.2438	1.2012	1.1720	1.1316	1.1810	1.1540	1.0253	0.9843
April	1.4773	1.4301	1.3755	1.3073	1.2583	1.2143	1.1710	1.1170	1.1594	1.1097	1.0235	1.0010
May	1.4188	1.3476	1.3967	1.3579	1.2694	1.2364	1.1247	1.0986	1.1113	1.0689	1.0200	0.9838
June	1.3685	1.3342	1.3747	1.3328	1.2570	1.2251	1.1236	1.0994	1.0747	1.0585	1.0294	1.0013
July	1.4166	1.3368	1.3331	1.3075	1.2436	1.2034	1.1417	1.1065	1.0672	1.0357	1.0246	0.9999
August	1.4069	1.3793	1.3323	1.2971	1.2189	1.1878	1.1306	1.1037	1.0787	1.0487	1.0692	1.0272
September	1.3936	1.3485	1.3077	1.2613	1.1892	1.1630	1.1279	1.1041	1.0552	0.9922	1.0752	1.0336
October	1.3470	1.3036	1.2717	1.2176	1.1880	1.1658	1.1411	1.1153	0.9983	0.9431
November	1.3395	1.2983	1.2260	1.1774	1.1939	1.1657	1.1467	1.1294	0.9987	0.9203
December	1.3363	1.2931	1.2413	1.1836	1.1746	1.1501	1.1657	1.1406	1.0208	0.9799

Taking into account each 3-month hypothetical historical Valuation Period ending between April 1, 2003 and October 3, 2008, the following sets forth the percentage of such 3-month periods in which the Exchange Rate would have been out of the Range under similar terms and conditions to those of the Notes, assuming:

▪	each 3-month hypothetical historical Valuation Period consists of the preceding 65 Business Days (approximately 3 calendar months);

▪

the fixed hypothetical Upper Range Level and Lower Range Level indicated below for each 3-month hypothetical historical Valuation Period (which would be expected to have been different in the economic environments prevailing at the beginning of the respective prior 3-month periods); and

▪	historical daily levels of the Exchange Rate determined at approximately 5:00 p.m. in New York City, as published by Bloomberg L.P.

Given the foregoing assumptions:

(i)	if the hypothetical Upper Range Level and Lower Range Level were 0.0650 above and below each hypothetical Starting Value, respectively (the narrowest range of the expected Upper and Lower Range Level of 0.0650 to 0.0950 above and below the Starting Value), the Exchange Rate would have been outside the Range on at least one Business Day in 26.2% of such hypothetical historical Valuation Periods;

(ii)	if the hypothetical Upper Range Level and Lower Range Level were 0.0800 above and below each hypothetical Starting Value, respectively (the midpoint of the expected Upper and Lower Range Level of 0.0650 to 0.0950 above and below the Starting Value), the Exchange Rate would have been outside the Range on at least one Business Day in 15.4% of such hypothetical historical Valuation Periods; and

(iii)	if the hypothetical Upper Range Level and Lower Range Level were 0.0950 above and below each hypothetical Starting Value, respectively (the maximum range of the expected Upper and Lower Range Level of 0.0650 to 0.0950 above and below the Starting Value), the Exchange Rate would have been outside the Range on at least one Business Day in 8.7% of such hypothetical historical Valuation Periods.

The above historical data on the Exchange Rate should not be taken as an indication of the future performance of the Exchange Rate or as an indication of what the value of the Notes may be. The information above with respect to the percentage of times that the Exchange Rate would have been outside the Range at least one time in different historical Valuation Periods is presented to illustrate how an investment with terms similar to those of the Notes might have performed in different past economic environments, but should not be taken as a prediction of the performance of the Notes. Additionally, this information with respect to the percentage of times that the Exchange Rate would have been outside the Range at least one time in different historical periods relies on historical data regarding the Exchange Rate that we have obtained from Bloomberg L.P. and have not independently verified, and upon our modeling of such historical data. We believe the results of such modeling are accurate, but we cannot assure you that such results are identical to those that would have been produced if the Notes had actually been issued in the indicated historical periods.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain United States federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement FXRN-1 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes. Capitalized terms used and not defined herein have the meanings ascribed to them in the accompanying product supplement FXRN-1.

Characterization of the Notes.    There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the tax consequences of investing in the Notes. The following summary assumes that the Notes will be treated as debt instruments of ML&Co. for United States federal income tax purposes.

General.    Since the amount payable on the maturity date with respect to a Note in excess of the Original Public Offering Price thereof, if any, will be determined by reference to the level of the Exchange Rate, the Notes generally should be subject to the rules set forth in Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”) regarding foreign currency gain or loss (the “Foreign Currency Rules”). However, the Foreign Currency Rules do not set forth specific rules for determining the appropriate character, timing and amount of income, gain or loss that must be recognized by a taxpayer from holding a short-term debt instrument that provides for one or more foreign currency-related contingent payments, similar to the Notes. In the absence of any specific provision in the Foreign Currency Rules which would currently apply to the Notes, the United States federal income tax consequences of the purchase, ownership and disposition of the Notes generally should be governed by a combination of both the general principles contained in the Foreign Currency Rules and general principles of United States federal income tax law. Nevertheless, the proper United States federal income tax treatment of the Notes is uncertain and prospective investors in the Notes are urged to consult their own tax advisors regarding the proper United States federal income tax treatment of an investment in the Notes.

Cash Method U.S. Holders.    The amount payable on the maturity date with respect to a Note in excess of the Original Public Offering Price thereof, if any, generally should be includible in income by a U.S. Holder (as defined in the accompanying product supplement FXRN-1) who uses the cash method of tax accounting as ordinary interest on the date the amount payable at maturity is received by the U.S. Holder. Upon the sale or exchange of a Note prior to the maturity date, a U.S. Holder who uses the cash method of tax accounting generally should be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized on the sale or exchange and such U.S. Holder’s tax basis in the Note. Such a U.S. Holder’s tax basis in a Note generally should equal such U.S. Holder’s initial investment in the Note. Any portion of such gain or loss that is attributable to changes in the level of the Exchange Rate should constitute exchange gain or loss which will be characterized as ordinary income or loss. Any such gain or loss in excess of the portion of such gain or loss that constitutes exchange gain or loss (as described above) generally should be treated as short-term capital gain or loss. Notwithstanding the foregoing, all or a portion of any such gain should be treated as ordinary income to the extent of the amount of original issue discount (as described below under “Accrual Method U.S. Holders”) that has accrued on a straight-line basis, or upon election under a constant yield method (based on daily compounding), through the date of disposition. Despite the foregoing, since the amount payable on the maturity date with respect to the Notes in excess of the Original Public Offering Price thereof, if any, will be calculated by reference to the level of the Exchange Rate, it is possible that the IRS could assert that all or any portion of the income, gain or loss recognized by a U.S. Holder with respect to the Notes should be treated as exchange gain or loss, which would be characterized as ordinary income or loss.

Accrual Method U.S. Holders.    U.S. Holders who use the accrual method of tax accounting, and certain other U.S. Holders including banks and dealers in securities, should be required to accrue original issue discount on a Note on a straight-line basis unless an election is made to accrue the original issue discount under a constant yield method (based on daily compounding). Such original issue discount should accrue based upon an estimated yield for the Note. Upon maturity of a Note (or possibly on an earlier date in the event that the Exchange Rate is outside the Range on any single Business Day during the Valuation Period), to the extent that the actual yield on the Note differs from this estimated yield, such difference should be treated as additional original issue discount or as an offset to previously accrued original issue discount. Upon the sale or exchange of a Note prior to the maturity date, a U.S. Holder who uses the accrual method of tax accounting generally should recognize gain or loss (or, in some cases, possibly an offset to previously accrued original issue discount) in an amount equal to the difference between the amount realized on the sale or exchange and such U.S. Holder’s adjusted tax basis in the Note. Such a U.S. Holder’s adjusted tax basis generally should equal such U.S. Holder’s initial investment in the Note increased by any original issue discount previously included in income by the U.S. Holder. Any portion of such gain or loss that is attributable to changes in the level of the Exchange Rate should constitute exchange gain or loss which will be characterized as ordinary income or loss. Any such gain or loss in excess of the portion of such gain or loss that constitutes exchange gain or loss (as described above) generally should be treated as short-term capital gain or loss. Despite the foregoing, since the amount payable on the maturity date with respect to the Notes in excess of the Original Public Offering Price thereof, if any, will be calculated by reference to the level of the Exchange Rate, it is possible that the IRS could assert that all or any portion of the income, gain or loss recognized by a U.S. Holder with respect to the Notes should be treated as exchange gain or loss, which would be characterized as ordinary income or loss. Due to the uncertainty regarding the proper United States federal income tax treatment of the Notes, prospective investors in the Notes are urged to consult their own tax advisors concerning the United States federal income tax consequences of the purchase, ownership and disposition of the Notes.

Tax Return Disclosure Regulations.    Pursuant to certain Treasury regulations (the “Disclosure Regulations”), any taxpayer that has participated in a “reportable transaction” and who is required to file a United States federal income tax return must generally attach a disclosure statement disclosing such taxpayer’s participation in the reportable transaction to the taxpayer’s tax return for each taxable year for which the taxpayer participates in the reportable transaction. The Disclosure Regulations provide that, in addition to certain other transactions, a “loss transaction” constitutes a “reportable transaction.” A “loss transaction” is any transaction resulting in the taxpayer claiming a loss under Section 165 of the Code in an amount equal to or in excess of certain threshold amounts. The Disclosure Regulations specifically provide that a loss resulting from a “Section 988 transaction,” such as a loss realized with respect to the Notes, will constitute a Section 165 loss. In the case of individuals or trusts, whether or not the loss flows through from an S corporation or partnership, if the loss arises with respect to a Section 988 transaction (as defined in Section 988(c)(1) of the Code relating to foreign currency transactions), the applicable loss threshold amount is $50,000 in any single taxable year. Higher loss threshold amounts apply depending upon the taxpayer’s status as a corporation, partnership, or S corporation, as well as certain other factors. It is important to note, however, that the Disclosure Regulations provide that the fact that a transaction is a reportable transaction shall not affect the legal determination of whether the taxpayer’s treatment of the transaction is proper.

As previously mentioned, since the amount payable on the maturity date with respect to the Notes in excess of the Original Public Offering Price thereof, if any, will be determined by reference to the level of the Exchange Rate, the Notes generally should be subject to the Foreign Currency Rules and the acquisition of a Note should constitute a Section 988 transaction. Based upon the foregoing, in the absence of future administrative pronouncements to the contrary, a holder of the Notes that recognizes an exchange loss with respect to the Notes that equals or exceeds the loss threshold amount applicable to such holder may be required to file a disclosure statement (i.e., IRS Form 8886 or substitute form) as an attachment to the holder’s tax return for the first taxable year in which the loss threshold amount is reached and to any subsequent tax return that reflects any amount of such Section 165 loss from the Notes. Persons considering the purchase of Notes should consult their own tax advisors concerning the application of the rules contained in the Disclosure Regulations with respect to an investment in Notes and to determine their own tax return disclosure obligations, if any, with respect to an investment in the Notes, including any requirement to file IRS Form 8886 as well as any penalties which may be imposed as a result of a failure to comply with the Disclosure Regulations.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the heading “United States Federal Income Taxation” in the accompanying product supplement FXRN-1.

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement FXRN-1 dated September 23, 2008:

http://www.sec.gov/Archives/edgar/data/65100/000119312508200000/d424b2.htm

▪	MTN prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

▪	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

▪	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Notes Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

ML&Co. classifies certain of its structured investments (the “Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.